Exhibit 99.1

Hydro One Releases 2014 First Quarter Financial Results

For Immediate Release – May 7, 2014

Toronto – Hydro One Inc. today released its 2014 first quarter results with net income for the quarter of $240 million and revenues of $1,764 million.

“In the first quarter of 2014, Hydro One drove strong financial performance while making important investments in our system that improve reliability and service for our customers,” said Carmine Marcello, President and CEO, Hydro One. “The Company will remain focused on providing solid returns and continuing our critical investment programs to address end-of-life assets, improve our systems’ reliability and performance, and address aging power system infrastructure.”

The following are some of our noteworthy items:

•	During the first quarter of 2014, we made capital investments of $296 million to address end-of-life circuit breakers and enable the incorporation of new energy renewable generation in the Toronto, Ottawa and Niagara areas. These capital projects include increasing the short circuit capabilities at our Manby, Hawthorne and Allanburg Transmission Stations by replacing over 40 end-of-life breakers. The currently anticipated substantial completion date for this work is mid to late 2014.

•	We are also conducting work on our new Clarington Transmission Station Project to install additional auto-transformer capacity in the Oshawa area to address supply reliability issues required for our customers in industry relating to the eventual closure of the Pickering generating station, and at our Lakehead Transmission Station to replace and upgrade a number of transformers and components, in order to improve reliability and network flexibility in the Thunder Bay area.

•	During the first quarter of 2014, we issued $175 million of notes under our $3 billion Medium-Term Note shelf prospectus, consisting of $50 million fixed-rate notes maturing in 2064, and $125 million floating-rate notes maturing in 2019.

•	The transition to a new Customer Information System in May 2013 has resulted in billing and related service issues for some of our customers. We have taken a number of steps to minimize the impact of these issues on our customers.

•	We announced funding for new outreach and pre-apprentice programs with Confederation College that will be designed to provide training to students interested in the electrical utility sector. The investment will focus on youth and First Nations and Métis communities, and in conjunction with Northern College, the programs will help build local trades capacity across Northern Ontario.

Our 2014 first quarter net income decreased by $17 million, or 7%, to $240 million, compared to the same period in 2013. The decrease in net income was mainly due to a non-recurring reduction in operation, maintenance and administration costs in the first quarter of 2013, due to a reduction to our provision for payments in lieu of property taxes related to transmission stations for the years 1999 to 2010, as well as increased work program expenditures in the first quarter of 2014, mainly in support of our customer care programs. The increase in operation, maintenance and administration costs was partially offset by higher revenues, primarily due to OEB-approved increased 2014 transmission rates, and increased energy peak demand and consumption in the first quarter of 2014, mainly resulting from an extremely cold winter. Our transmission system is built to accommodate such increases in demand.

Our 2014 first quarter capital investments of $296 million were higher by $26 million, compared to the same period in 2013. Within our Transmission Business, the capital investments increased mainly within our transmission sustainment projects including significant system and lines investments in order to improve reliability, and the replacement of end-of-life assets such as underground transmission cables between our Strachan Transmission Station and Riverside Junction. We have also begun work on our new Clarington Transmission Station Project. Within our Distribution Business, the capital investments increased slightly, primarily due to increased work within our Station Refurbishment Program.

Our total 2014 first quarter revenues of $1,764 million were higher by $192 million, or 12%, compared to the same period in 2013. Our transmission revenues of $422 million were $49 million higher primarily due to $23 million increase due to new 2014 OEB-approved transmission rates, as well as $15 million increase due to higher peak demand, resulting from a colder winter in the first quarter of 2014, compared to the same period in 2013. Our distribution revenues of $1,327 million were $143 million higher primarily due to the recovery of higher purchased power costs and higher energy consumption, compared to the same period in 2013.

Net cash from operating activities was $149 million in the first quarter of 2014. During the quarter, we paid $199 million in dividends to our shareholder, the Province of Ontario, and $22 million in payments in lieu of corporate income taxes to the Ontario Electricity Financial Corporation.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31
(Canadian dollars in millions, except as otherwise noted)	2014	2013	$ Change	% Change
Revenues	1,764	1,572	192	12
Purchased power	922	798	124	16
Operating costs	478	394	84	21
Net income	240	257	(17)	(7)
Net cash from operating activities	149	161	(12)	(7)

Average annual Ontario 60-minute peak demand (MW)[1]	22,111	21,287	824	4

Distribution – units distributed to our customers (TWh)[1]	8.7	8.3	0.4	5

[1]	System-related statistics are preliminary.

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Province of Ontario.

Hydro One Inc.’s 2014 First Quarter Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link:

www.hydroone.com/financials

For further information, please contact:

Daffyd Roderick	Ali R. Suleman
Director, Corporate Communications	Vice President and Treasurer
416-345-5828	416-345-6126

Hydro One Investor Relations

416-345-6867

3